Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3/A) and related Prospectus of Capstead Mortgage Corporation for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements of Capstead Mortgage Corporation, Capstead Mortgage Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Capstead Mortgage Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
August 10, 2007